United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of December, 2010

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Alonso Pelaez Cano

___________________________
Raul Alonso Pelaez Cano
Chief Executive Officer
Date: December 06, 2010

IR Contact Information: ir@gruma.com (52) 81 8399-3349
Monterrey, N.L., Mexico, December 6, 2010	www.gruma.com

CHANGES IN GRUMA'S TOP MANAGEMENT

Monterrey, N.L., Mexico, December 6, 2010 - GRUMA, S.A.B. de C.V. (GRUMA) (BMV: GRUMAB) (NYSE: GMK), announced today that its Board of Directors unanimously agreed to appoint Mr. Raul A. Pelaez Cano as Gruma's global Chief Executive Officer. Such appointment was proposed by Mr. Roberto Gonzalez Barrera, acting President of the Company's Board of Directors, and had the favorable opinion of Gruma's Corporate Practices Committee. This appointment is effective as of the date hereof.

Mr. Pelaez has served as Gruma's Chief Financial and Strategic Planning Officer since 2004, and during this period he has made important contributions to the development of the Company's financial and business operations.

Mr. Pelaez successful career includes several senior management positions in Banco Nacional de Mexico (BANAMEX), General Electric Mexico, and Industrias Resistol. Mr Pelaez holds a degree in Chemical Engineering and an M.B.A. from the Instituto Tecnologico Autonomo de Mexico (ITAM).

The appointment of Mr. Raul Pelaez Cano as the new global Chief Executive Officer of GRUMA, S.A.B de C.V. confirms the Company's institutional strengthening and allows it to consolidate its corporate governance, pursuant to international best corporate practices.

GRUMA, S.A.B. de C.V., is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Venezuela, Central America, Europe, Asia, and Australia and exports to approximately 102 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has approximately 20,000 employees and 94 plants. In 2009, GRUMA had net sales of US$3.9 billion, of which 73% came from non-Mexican operations.